UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission File Number 000-01989

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SENECA FOODS CORPORATION EMPLOYEES’ SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SENECA FOODS CORPORATION

3736 South Main Street

Marion, New York 14505

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	4

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2020 and 2019	5

Notes to Financial Statements	6

Supplemental Schedule

Schedule H, Line4i - Schedule of Assets Held at End of Year – December 31, 2020	13

Signature	14

Seneca Foods Corporation

Employees’ Savings Plan

Marion, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of

Seneca Foods Corporation Employees' Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Seneca Foods Corporation Employees' Savings Plan (“the Plan”) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Walters & Associates, CPAs

Certified Public Accountants

We have served as the Plan’s auditor since 2001.

Sarasota, FL

June 30, 2021

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,
	2020	2019

Assets

Investments:
Investments, at fair value	$220,445,037	$214,494,320
Fully-benefit responsive investment contracts, at contract value	11,288,832	5,907,468
Total investments	231,733,869	220,401,788

Receivables:
Employer's contribution	1,706,384	139,230
Notes receivable from participants	584,242	738,714
Total receivables	2,290,626	877,944

Net assets available for benefits	$234,024,495	$221,279,732

See notes to the financial statements.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31,
	Years Ended December 31,
	2020	2019

Additions to net assets attributed to:

Investment income:
Net appreciation in fair value of investments	$18,717,807	$32,986,788
Interest and dividend income	2,191,115	8,342,297
Total investment income	20,908,922	41,329,085

Contributions:
Participants	12,132,653	10,381,128
Employer	1,668,300	134,556
Rollovers	827,853	705,453
Total contributions	14,628,806	11,221,137

Other income	72,753	-

Total additions	35,610,481	52,550,222

Deductions from net assets attributed to:

Benefits paid to participants	22,296,269	25,947,375
Administration expenses	569,449	181,337
Total deductions	22,865,718	26,128,712

Net increase in net assets available for benefits	12,744,763	26,421,510

Net assets available for benefits:
Beginning of year	221,279,732	194,858,222

End of year	$234,024,495	$221,279,732

See notes to the financial statements.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The Seneca Foods Corporation Employees' Savings Plan ("the Plan") was established for the benefit of the employees of Seneca Foods Corporation.

In March 2020, the World Health Organization declared the novel coronavirus (COVID-19) outbreak a global pandemic. The impact of the COVID-19 global pandemic continues to evolve, and its future effects on the Plan’s statements of net assets available for plan benefits and statements of changes in net assets available for plan benefits remain uncertain.

In March 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was signed into law. The Plan elected to implement certain provisions of the CARES Act that are available to tax qualified retirement plans and their participants. These provisions include, among other things, permitting special COVID-19 related distributions of up to $100,000, increasing the maximum amount of Plan loans to participants to $100,000 for loans made prior to September 23, 2020, deferring payments on certain Plan loans through December 31, 2020, and suspending required minimum distributions for the year ended December 31, 2020.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. Substantially all employees of Seneca Foods Corporation ("the Company") are eligible to participate after completion of twelve months employment, 1,000 hours worked within a plan year (January-December), and attainment of age eighteen. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may contribute up to 60 percent of pretax annual compensation, as defined by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan, unless they affirmatively elect not to participate, with a default deferral rate set at 3% of eligible compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. If a participant does not elect how to invest their contributions, the contributions will automatically be invested in the investment fund designated by the Company as the default fund. The Plan currently offers various mutual funds and an insurance group annuity contract as investment options for participants. Beginning on January 1, 2020, the Company contributed additional amounts in the form of a fixed company match.  The match is based on whether an individual is an eligible participant in the Company’s pension plan.  Those that are an eligible participant in the Company pension plan are eligible to receive an employer match equal to 25% of the first 4% of eligible compensation that a participant contributes to the Plan.  Those that are not an eligible participant in the Company pension plan are eligible to receive an employer match equal to 50% of the first 6% of eligible compensation that a participant contributes to the Plan. Prior to 2020 the match was at the discretion of the Company’s Board of Directors and all eligible employees, regardless of pension plan participation, would receive the same employer match The Company contribution is invested directly in the Seneca Foods Corporation Employer Stock Fund and is allocated to participants based on the participants’ pro rata share of total participating payroll. Contributions are subject to certain statutory limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution and (b) Plan earnings (losses), and charged with an allocation of any administrative expenses paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after three years of credited service.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The notes are secured by the balance in the participant’s account and bear interest at rates ranging from 4.00 percent to 6.50 percent, which are commensurate with local prevailing rates as determined by the Plan. Principal and interest is paid ratably through payroll deductions. The term of the loan should not exceed five years except in the case of a loan used to acquire a dwelling unit that is to be the principal residence of the participant.

For the year ended December 31, 2020, the Plan elected to implement certain provisions of the CARES Act which include, among other things, increasing the maximum amount of Plan loans to participants to $100,000 for loans made to qualifying participants prior to September 23, 2020. Additionally, these provisions also allow participants to defer loan payments through December 31, 2020.

Payment of Benefits

On termination of service, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a current lump sum. If a participant has under a $5,000 vested balance upon termination of service, the Plan can automatically distribute a lump sum provided 30 days’ notice is given.

The Plan permits in-service withdrawals from vested account balances for participants who have attained age 59 ½. Additionally, hardship withdrawals are available under certain circumstances for which the participant must provide documentation.

For the year ended December 31, 2020, the Plan elected to implement certain provisions of the CARES Act which include, among other things, special distributions of up to $100,000 for participants affected by COVID-19.

Forfeited Accounts

At December 31, 2020 and 2019, forfeited non-vested accounts totaled $23,931 and $41,135, respectively. These accounts will be used to reduce future employer contributions. In 2020 and 2019, employer contributions were reduced by $39,737 and $5,868, respectively from forfeited non-vested accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management’s Review

Subsequent events were evaluated through June 30, 2021, which is the date the financial statements were issued.

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are charged directly to the borrowing participant’s account and are included in administrative expenses when incurred. As of December 31, 2020 and 2019, no allowance for credit losses has been recorded. If a participant does not make loan repayments and the plan administrator considers the participant loan to be in default, the loan balance is reduced, and the delinquent participant note receivable is recorded as a benefit payment based on the terms of the Plan document.

Investment Valuation and Income Recognition

Investments are reported at fair value except for the fully benefit responsive group annuity contract, which is reported at contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.

NOTE 3 - TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated August 16, 2012, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability for any uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by tax authorities; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2017.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4 - INVESTMENTS

During 2020 and 2019, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $18,717,807 and $32,986,788, respectively.

NOTE 5 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2020	2019
Net assets:
Seneca Foods Corporation Employer Stock Fund	$23,766,547	$27,375,790

	Years Ended December 31,
	2020	2019
Changes in net assets:
Contributions	$722,058	$2,259,207
Net (depreciation) appreciation in fair value	(685,645)	8,868,654
Withdrawals by participants	(3,645,656)	(3,622,208)
	$(3,609,243)	$7,505,653

NOTE 6 – FAIR VALUE MEASUREMENTS

The Plan’s investments are reported at fair value in the accompanying statement of net assets available for benefits. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to measure the fair value of certain financial instruments could result in a different fair value at the reporting date.

The fair value measurement accounting literature establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs are unobservable and have the lowest priority. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs were only used when Level 1 or Level 2 inputs were not available.

Level 1 Fair Value Measurements

The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year-end. The fair value of the Seneca Foods Corporation Employer Stock Fund is valued at the underlying asset value of the funds at year-end.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Collective Trust Funds

Collective trust funds (Cota Street) are valued at the net asset value (NAV) of units of a collective trust or its equivalent. The NAV, as provided by Pensionmark, is used as a practical expedient to estimating fair value. The NAV is based on the fair value of the underlying investments held by the respective trust less its liabilities. This practical expedient is not used when it is determined to be probable that the Plan will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of a collective trust, the investment advisor generally reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. All of the common collective trusts held by the Plan file an annual report on Form 5500 as a direct filing entity

The following tables set forth, by level within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2020 and 2019:

		Quoted Prices in
		Active Markets for
	Total as of	Identical Assets
Description	December 31, 2020	(Level 1)

Financial assets:
Mutual funds	$79,750,894	$79,750,894
Seneca Foods Corporation Employer Stock Fund	23,766,547	23,766,547
Total assets in the fair value hierarchy	$103,517,441	$103,517,441
Common collective trusts measured at net asset value (a)	116,927,596
Total investments at fair value	$220,445,037

	Total as of
	December 31, 2019

Financial assets:
Mutual funds	$76,955,329	$76,955,329
Seneca Foods Corporation Employer Stock Fund	27,375,790	27,375,790
Total assets in the fair value hierarchy	$104,331,119	$104,331,119
Common collective trusts measured at net asset value (a)	110,163,201
Total investments at fair value	$214,494,320

(a) Certain investments that are measured at fair value using the net asset value per share/unit (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7 – GROUP ANNUITY CONTRACT

The Plan has a fully benefit responsive group annuity contract with an insurance company, which is called the Key Guaranteed Portfolio Fund. The insurance company maintains the contributions in a general account, which is credited with earnings and charged for participant withdrawals and administrative expenses.

Since the group annuity contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the group annuity contract. The group annuity contract is presented on the face of the statement of net assets available for benefits at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Certain events limit the Plan’s ability to transact at contract value with the insurance company. Such events include the following: (1) premature termination of the contracts by the Plan, (2) plant closings, (3) layoffs, (4) Plan termination, (5) bankruptcy, (6) and early retirement incentives. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. The insurance company may not terminate the contract at any amount less than the contract value.

The insurance company is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the insurance company. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of the product will be established based on the earnings of the underlying assets in the entire medium-long term portfolio compared to the minimum interest crediting rate, as stated in the contract, and prevailing market conditions. The average yield earned by the Plan for the group annuity contract is derived by averaging the quarterly gross interest rates for the fund over the year. The average for 2020 and 2019 was 1.04% and 1.20%, respectively. The actual average yield earned by the Plan for the group annuity contract is derived by averaging the Plan’s quarterly interest rates. The average for 2020 and 2019 was 1.04% and 1.20%, respectively.

NOTE 8 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

No reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500 is required.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 10 – RELATED PARTY TRANSACTIONS

The group annuity contract is managed by Great-West Life and Annuity Insurance Company (“GWL&A”). Certain Plan investments are shares of mutual funds managed by Great-West Capital Management, which is a wholly-owned subsidiary of GWL&A. GWL&A is the third-party administrator for the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are investments in the Seneca Foods Corporation Employer Stock Fund. As the Company is the Plan sponsor, transactions involving the Seneca Foods Corporation Employer Stock Fund qualify as party-in-interest transactions. At December 31, 2020 and 2019, the Plan held 586,057 and 653,017 shares of common stock of Seneca Foods Corporation in the Seneca Foods Corporation Employer Stock Fund, respectively.

All of these party-in-interest transactions are exempt from the prohibited transaction rules of ERISA.

NOTE 11 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SENECA FOODS CORPORATION EMPLOYEES’ SAVINGS PLAN

EIN: 16-0733425 PLAN NUMBER: 003

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2020

		Description of investment
	Identity of issue,	including maturity date,
	borrower, lessor	rate of interest, collateral,		Current
	or similar party	par or maturity value	Cost	Value
(a)	(b)	(c)	(d)	(e)
	American Beacon	Small Cap Val A		$1,730,487
	American Funds	American Balanced R5E		2,692,362
	American Funds	Growth Fund of America Class R2		4,030,309
	Baird	Aggregate Bond		1,658,730
	Dodge & Cox	International Fund		1,271,256
	Dodge & Cox	Stock Fund		3,384,476
	Federated	MDT Small Cap Growth Instl		1,902,635
	Fidelity	500 Index		9,950,160
	Fidelity	Freedom 2005 Instl Prem		13,264
	Fidelity	Freedom 2015 Instl Prem		664,620
	Fidelity	Freedom 2020 Instl Prem		213,134
	Fidelity	Freedom 2025 Instl Prem		41,627
	Fidelity	Freedom 2030 Instl Prem		367,575
	Fidelity	Freedom 2035 Instl Prem		6,720,646
	Fidelity	Freedom 2040 Instl Prem		10,913,166
	Fidelity	Freedom 2045 Instl Prem		7,878,925
	Fidelity	Freedom 2050 Instl Prem		4,689,018
	Fidelity	Freedom 2055 Instl Prem		2,703,612
	Fidelity	Freedom 2060 Instl Prem		1,259,842
	Fidelity	Freedom Inc Instl Prem		57,958
	Fidelity	International Index		2,900,268
	Fidelity	Mid Cap Index		2,691,733
	Fidelity	Small Cap Index		2,400,614
	Fidelity	US Bond Index		2,639,962
*	Great West	T. Rowe Price Mid Cap Gr Inst		2,314,463
*	Great-West Life and Annuity Insurance	Key Guaranteed Portfolio Fund		11,288,832
	John Hancock	International Growth R6		843,076
	Pimco Funds	Total Return Fund A		846,922
	Cota Street Managed	Blend Accumulation I		19,005,650
	Cota Street Managed	Blend Decumulation I		74,059,127
	Cota Street Managed	Equity Accumulation		3,478,899
	Cota Street Managed	Equity Decumulation		5,717,828
	Cota Street Managed	Fixed Income Accumulation I		1,479,296
	Cota Street Managed	Fixed Income Decumulation I		13,186,801
	Seneca Foods Corporation	Employer Stock Fund	15,366,275	23,766,547
	Wells Fargo	Real Return ADM		1,669,188
	Wells Fargo	Advantage Spec MD CP Val A		1,300,864
	Participant Loans	Interest rates 4.00% - 6.50%		584,242
				$232,318,111
* Indicates a party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SENECA FOODS CORPORATION EMPLOYEES’ SAVINGS PLAN

Date: June 30, 2021	By:	/s/ Gregory R. Ide
	Name:	Gregory R. Ide
	Title:	Vice President and Controller